July 26, 2007

Mr. Kevin L. Vaughn

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pericom Semiconductor Corporation Comment Letter dated May 8, 2007

Dear Mr. Vaughn:

We, Pericom Semiconductor Corporation (the “Company” or “Pericom”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter of May 8, 2007 which reflected the remaining comments from your earlier letter of March 12, 2007 to Pericom. For the convenience of the Staff, we have set forth the Staff’s comments from the May 8, 2007 letter in bold and italicized typed below.

Form 10-K for the year ended July 1, 2006

Report of Independent Registered Public Accounting Firm, page 52

1. We noted that the audit report from your former auditor refers to your balance sheet as of June 26, 2004 and your consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for fiscal 2004 and 2003. However, we note that these financials statements are not included in this filing. In any future filings, please have your former auditor revise its report to only refer to the financial statements included in that filing. We note that your former auditor provided its consent to the incorporation by reference of the report included in this Form 10-K.

Company Response: We will advise our former auditor to revise its report in any future filings.

Mr. Kevin L. Vaughn

July 26, 2007

Page Two

Form 8-K amended November 23, 2005

1. Please refer to prior comment 4. In accordance with Article 2-02 of Regulation S-X and Release no. 34-49708, please amend this Form 8-K to include financial statements that are audited in accordance with US GAAS or PCAOB (United States) standards.

Company Response: The Company filed an amendment to this filing on Form 8-K on July 26, 2007 to include financial statements that are audited in accordance with US GAAS.

2. Please refer to prior comment 5. Please amend the Form 8-K to remove the qualified language regarding the translation of the filing, including the audit report.

Company Response: The qualified language was removed from this filing in the amendment filed on July 26, 2007.

Please direct any questions or comments regarding this response to the undersigned.

Sincerely,

/s/ Angela Chen

Angela Chen

Chief Financial Officer

Pericom Semiconductor Corporation

(408) 435-0800 X426